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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 2, 2002

BUHRMANN NV

(Translation of Registrant's Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐        No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

        Enclosure: News Release dated August 2, 2002.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE Member Executive Board
	By:	/s/ J.P.E. BARBAS Company Secretary
Date: August 2, 2002

Burhman NV Hoogoorddreef 62 1101 BE Amsterdam ZO P.O. Box 23456 1100 DZ Amsterdam ZO The Netherlands
PRESS RELEASE		Telephone +31 (0)20 651 11 11
Date Number	2 August 2002 008	Telefax +31 0(20) 651 10 00 E-mail corpcomm@buhrmann.com
Website www.buhrmann.com

Press conference 2 August 2002, 10:00 a.m. CET, Hotel The Grand, Amsterdam. Analyst meeting 2 August 2002, 12:00 a.m. CET, same location. Simultaneous Conference Call via telephone number: +31 (0)45 - 631 69 19 (listen-only mode for non-participants).

2nd QUARTER 2002 NET PROFIT* BUHRMANN EUR 34 MILLION

Key figures

	2nd quarter			January-June
	2002	2001	/_\	2002	2001	/_\
	in millions of euro
Net sales	2,567	2,670	-4%	5,114	5,118	0%
Added value**	578	607	-5%	1,184	1,175	1%
EBITDA***	118	121	-2%	249	257	-3%
Net profit*	34	29	17%	72	76	-5%
in euro
Net profit* per ordinary share (fully diluted)	0.21	0.17	24%	0.43	0.49	-12%

*
Net profit on ordinary operations before amortisation of goodwill. This profit definition is consistently used.

**
Net sales minus the cost of sales.

***
Earnings Before Interest, Tax, Depreciation and Amortisation (of goodwill).

Outlook 2002

        Buhrmann is maintaining its strong market positions while reducing costs, streamlining its distribution infrastructure and enhancing its logistic and administrative capabilities. Nevertheless, weak sales, especially in June, and the devaluation of the US dollar are having a negative effect on Buhrmann's overall earnings reported in Euro. In the absence of any signs of a sustained improvement in our major markets and in the general economic circumstances, we expect net profit on ordinary operations before amortisation of goodwill to be approximately at the same level as last year, barring unforeseen circumstances and a further deterioration of the economy.

Summary

  •
  Net profit from ordinary operations before amortisation of goodwill increased to EUR 34 million, from EUR 29 million for the second quarter of last year.

  •
  Structural cost-saving measures enable Buhrmann to weather the currently adverse economic circumstances. Further cost reduction measures in the second quarter outpaced the decline in sales. Operating costs as a percentage of sales decreased as the number of employees (FTEs) was reduced by 1,665 in total in the first half of this year.

  •
  Working capital management and lower financial payments (interest and tax) contributed to the improvement in cash flow from operational activities which increased to EUR 138 million, compared to EUR 57 million in the second quarter of last year.

  •
  The stringent working capital management also contributed to the increase in Return on Capital Employed, which rose to 18.2% from 16.9% in the second quarter of last year.

  •
  Interest-bearing debt was reduced to EUR 1.9 billion at the end of June from EUR 2.2 billion at the end of March. EUR 120 million is due to redemptions and EUR 170 million to the translation effect of a lower US dollar.

  •
  Internet sales increased to approximately 14% of total sales, reaching an annual run-rate of EUR 1.4 billion.

CEO's statement

        Commenting on the developments in the second quarter of 2002, Buhrmann CEO Frans Koffrie said: "Our office products divisions in the US and Europe are going through a transition phase as a result of merging and integrating various organisations. While we are streamlining our activities at a very high pace, we nevertheless continue to strengthen our market positions. Our Paper Merchanting Division succeeded in increasing its overall gross margin. Maintaining a positive cash flow, whilst improving our key financial ratios, demonstrates that the ability to adapt in tough market conditions is indeed one of Buhrmann's fundamental assets."

Review second quarter

        The trend of reduced economic activity in all our major markets continued into the second quarter. The overall organic decline in sales in the second quarter amounted to 2%, compared to a 5% organic decline in the first quarter. However, during the month of June we were confronted with increased pressure on sales volumes.

        For the fourth consecutive quarter we have reduced our operating costs, while continuing to enhance our service capabilities and distribution infrastructure.

        Operating results remained level with the second quarter of last year. Pre-tax profit before amortisation of goodwill for the second quarter benefited from the previously announced EUR 6 million positive effect of the early redemption of loan notes, partly offset by a negative effect of about EUR 2 million caused by the weaker US dollar. Consequently, net profit from ordinary operations before amortisation of goodwill increased to EUR 34 million, from EUR 29 million for the second quarter of last year. Net profit (after amortisation of goodwill and extraordinary items) totalled EUR 17 million, compared to a EUR 39 million loss for corresponding period last year, which included an extraordinary charge of EUR 50 million.

Cash flow and financing

        Cash flow from operational activities turned EUR 138 million positive in the second quarter, compared with EUR 57 million last year. This is the result of a strong focus on inventory and supplier management. A disciplined approach was maintained with regard to receivables. The overall decrease in working capital amounted to EUR 86 million. Our operational cash flow and the aforementioned redemption of loan notes to the amount of EUR 71 million in May of this year enabled us to reduce outstanding debts. As a consequence all scheduled debt redemptions for the year 2002 have been settled. The cash interest cover at the end of the second quarter was 2.7 times, compared to 2.6 times a year ago and 2.7 times in the previous quarter (our target is at least 3x).

        In July the profile of the outstanding debt was enhanced by the successful issuance of 5 years Medium Term Notes under our Accounts Receivable Securitisation Programme to the amount of EUR 269 million, replacing short term Commercial Paper.

RESULTS BY DIVISION

Office Products North America

	2nd quarter		January-June
	2002	2001	2002	2001
	in millions of euro
Net sales	1,313	1,373	2,584	2,549
Added value	329	357	686	678
EBITA	61	60	132	128
Capital employed (average)*	981	1,145	1,024	1,073
*
The comparative number for 2001 has been restated. As from 31 December 2001, liabilities related to the integration of activities and restructuring, are no longer included in working capital.

        Second quarter operating profit (EBITA) of the Office Products North America Division increased by 8% in dollars (2% in Euro). Profit Margin increased to 4.6% from 4.4% one year ago.

        The division successfully improved its cost structure in response to the 5 - 20% staff reductions seen across the board at large companies in the United States, with the West Coast being more severely affected by the economic recession. Thus, the market circumstances for the large account segment further deteriorated as overall spending per customer went down, which could not be fully compensated by new account wins.

        In response to these market circumstances and as a consequence of the ongoing integration efforts, the division's staff numbers were further reduced by approximately 900 in the second quarter. This year to date, the total reduction in staff numbers in North America amounts to about 1,500.

        Net sales for the second quarter totalled EUR 1,313 million. Organically sales were level with the second quarter of last year. Continued strong software sales significantly offset the loss of sales in office supplies caused by the economic conditions and by realigning the USOP portfolio based on an assessment of economic value added. As an example, the Adair furniture activities, with annual sales of about USD 10 million, were divested.

        The completion of the primary objectives of the acquisition of the North-American office supplies division of U.S. Office Products (combining seventeen distribution centres and increasing operational and cost efficiencies) contributed to the increase in operating results. A new distribution facility was opened in New York, and the consolidation of several warehouses into one new facility in Los Angeles is planned for the third quarter of this year. Integrating the acquired businesses into the Corporate Express business model, in which a greater percentage of products are bought directly from manufacturers, also leads to a positive contribution to added value. In addition, the Office Products North America Division will be introducing its enhanced eCommerce platform in the second half.

Office Products Europe/Australia

	2nd quarter		January-June
	2002	2001	2002	2001
	in millions of euro
Net sales	390	384	786	706
Added value	104	100	209	189
EBITA	13	8	28	19
Capital employed (average)*	214	252	219	230

*
The comparative number for 2001 has been restated. As from 31 December 2001, liabilities related to the integration of activities and restructuring, are no longer included in working capital.

        Considerable progress has been made with the restructuring of the European office products distribution operations, reinforcing Buhrmann's position in its three largest European markets: the UK, Germany and the Benelux. In the UK the consolidation of five warehouses into one location in Birmingham has been completed three months ahead of schedule. In Germany, the general business circumstances remained tough given the current economic climate. Although sales declined, Corporate Express managed to increase its market share. The Benelux operations maintained their strong market position, particularly thanks to enhancing their sales efforts in Belgium.

        Corporate Express Australia continued its successful expansion, supported by the favourable market circumstances in Australia and New Zealand.

        Combined sales for the Office Products Europe and Australia Divisions rose 2% (1% organically). Lower sales levels affecting the results of the operations in Germany and the Benelux were partly offset by better results in other countries.

        Second quarter operating profit for Office Products Europe and Australia increased substantially, reflecting the positive effects of significant expense reductions in Europe and the continued excellent performance of Corporate Express Australia.

Paper Merchanting

	2nd quarter		January-June
	2002	2001	2002	2001
	in millions of euro
Net sales	751	776	1,531	1,600
Added value	118	118	238	244
EBITA	18	20	38	48
Capital employed (average)*	683	707	679	699
*
The comparative number for 2001 has been restated. As from 31 December 2001, liabilities related to the integration of activities and restructuring, are no longer included in working capital.

        The Buhrmann paper merchanting companies continued to win market share under the current difficult market circumstances. In April of this year we were able to expand our activities in the UK by acquiring remaining stocks and hiring a few employees of a competitor that discontinued its operations. Despite the drop in paper demand in the commercial print segment—closely linked with advertising spends—and a lower demand in June, total sales in volume terms for the second quarter increased by 1%. The continued strong sales in the business papers segment cushioned the impact of the deteriorating market circumstances.

        Overall paper prices declined by 4% organically, due to lower average prices and a further shift in the sales mix from stock towards indent orders (i.e. ex-mill deliveries). Consequently, second quarter net sales declined by 3% to EUR 751 this year. Continued focus on margin management resulted in a slight improvement in gross margin compared to both the previous quarter and to the second quarter of last year.

Graphic Systems

	2nd quarter		January-June
	2002	2001	2002	2001
	in millions of euro
Net sales	113	137	213	263
Added value	27	32	51	64
EBITA	3	7	4	14
Capital employed (average)*	114	108	113	104
*
The comparative number for 2001 has been restated. As from 31 December 2001, liabilities related to the integration of activities and restructuring, are no longer included in working capital.

        As anticipated, the order intake for new printing presses remained at low levels. Initiatives aimed at increasing sales revenues from services, supplies and spare parts continued successfully, with added value from these activities rising, covering currently over 57% of the division's total costs.

        The Graphic Systems Division embarked on its cost-reduction programme as early as 2000, ahead of the general economic downturn in Europe. When excluding the extra cost associated with this year's launch of the NexPress digital printing press, the Division's expenses would have been lower than the second quarter of last year. Additional operational efficiencies are being realized by the successful on-line selling of supplies and spare parts, which was initiated in Italy and Belgium in April this year.

Outlook 2002

Office Products

        In North America, we expect to see continued softness in the large account market, in which we have a large presence, especially on the West Coast. The effect of the substantial reduction in headcount will emerge during the second half.

        In Europe a similar trend of large account customers reducing their spending on office products continued. In addition to staff reductions, the spending generally concentrates on lower margin contract items. We expect this development will continue and anticipate no turn-around in the foreseeable future. The streamlining of our distribution infrastructure, primarily in the UK and Germany, will contribute to a further decline in operating costs.

        Corporate Express Australia expects to continue its robust growth, and forecasts significantly higher earnings for the full year.

Paper Merchanting

        Despite the modest improvement evident in sales levels in the spring, we now see no signs of any sustained upturn in business at our printer customers. Consequently, we foresee no increase in sales volumes in the second half of the year. We expect stable prices and no margin deterioration.

Graphic Systems

        As was the case at the end of the first quarter, there is still no sign of enduring recovery in the graphic arts market. Given the decreased willingness of companies in the graphic arts industry to make capital investments, lower sales and operating profit of the Graphic Systems Division will be in line with our expectations.

Buhrmann Group

        Buhrmann is maintaining its strong market positions while reducing costs, streamlining its distribution infrastructure and enhancing its logistic and administrative capabilities. Nevertheless, weak sales, especially in June, and the devaluation of the US dollar are having a negative effect on Buhrmann's overall earnings reported in Euro. In the absence of any signs of a sustained improvement in our major markets and in the general economic circumstances, we expect net profit on ordinary operations before amortisation of goodwill to be approximately at the same level as last year, barring unforeseen circumstances and a further deterioration of the economy.

Note to editors

For more information, please contact:	Analysts can contact:
Buhrmann Corporate Communications,	Buhrmann Investor Relations,
Ewold de Bruijne, +31 (0)20 651 10 34 or by e-mail:	Annegien Blokpoe, +31 (0)20 651 10 87
ewold.de.bruijne@buhrmann.com	Carl Hoyer, +31 (0)20 651 10 42 or by e-mail:
carl.hoyer@buhrmann.com

Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is the world's major supplier of office products, paper and graphic systems for the business market. By combining modern

Internet technology with intelligent logistic processes Buhrmann is able to distribute these products in a highly efficient way. Internet sales account for a rapidly growing proportion of total sales.

        With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products in North America and Australia. In Europe Corporate Express ranks second. Buhrmann is European market leader in paper merchanting and in the distribution of graphic systems. The group has its head office in Amsterdam and generates annual sales of about EUR 10 billion with over 25,000 employees in 30 countries.

Disclaimer

        Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, including the office products activities of US Office Products Company and Samas, currency fluctuations and the other risks described from time to time in the Company's filings with the US Securities and Exchange Commission, including the Company's Annual Report on Form 20-F and the Company's Registration Statement on Form F-4 filed with the Securities and Exchange Commission on May 17, 2002 and April 3, 2000, respectively. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Accounting policies

        Buhrmann's accounting policies did not change compared with the principles applied in the group's financial statements for 2001. The figures included in this report were not audited by the external accountant.

	2nd quarter		January-June
	2002	2001	2002	2001
	in millions of euro
CONSOLIDATED PROFIT AND LOSS ACCOUNT
Net sales	2,567	2,670	5,114	5,118
Cost of sales	(1,989)	(2,063)	(3,930)	(3,943)

Added value	578	607	1,184	1,175
Operating costs	(460)	(486)	(935)	(918)

EBITDA	118	121	249	257
Depreciation	(28)	(30)	(58)	(57)

EBITA	90	91	191	200
Amortization of goodwill	(17)	(18)	(36)	(33)

Operating result (EBIT)	73	73	155	167
Net financing costs	(58)	(55)	(108)	(106)
Result on ordinary operations before tax	15	18	47	61
Taxes	(7)	(3)	(18)	(12)
Other financial results	13	(2)	13	(2)
Minority interests	(4)	(2)	(6)	(4)

Net result on ordinary operations	17	11	36	43
Extraordinary result net	0	(50)	0	(30)

Net result	17	(39)	36	13

Net result on ordinary operations before amortisation of goodwill	34	29	72	76

Ratios
Added value as a % of net sales	22.5%	22.7%	23.2%	23.0%
EBITDA as a % of net sales	4.6%	4.5%	4.9%	5.0%
EBITA as a % of net sales	3.5%	3.4%	3.7%	3.9%
EBIT as a % of net sales	2.8%	2.7%	3.0%	3.3%

	2nd quarter		January-June
	2002	2001	2002	2001
	in millions of euro
NET RESULT PER SHARE FULLY DILUTED
Net result from ordinary operations	17	11	36	43
Dividend preference shares A	(3)	(3)	(6)	(7)

Net result on ordinary operations for ordinary shares	14	8	30	36
Add back: amortisation of goodwill	17	18	36	33

Total (before amortisation of goodwill)	31	26	66	69
Average number of ordinary shares basic (x 1,000)	131,719	130,330	131,522	116,177
Options	0	459	0	459
Conversion preference shares C	22,516	21,453	22,516	21,453

Average number of ordinary shares fully diluted (x 1,000)	154,235	152,242	154,038	138,089
Per ordinary share (in euro)
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.21	0.17	0.43	0.49

	2nd quarter		January-June
	2002	2001	2002	2001
	in millions of euro
CONSOLIDATED CASH FLOW STATEMENT
EBITDA	118	121	249	257
Additions to / (release of) provisions	1	(3)	(5)	(2)

Operating result on a cash basis	119	118	244	255
(Increase) / decrease in inventories	5	36	(3)	35
(Increase) / decrease in trade receivables	(52)	15	42	69
Increase / (decrease) in trade creditors	149	13	(125)	(123)
(Increase) / decrease in other receivables and liabilities	(16)	(60)	29	(26)

(Increase) / decrease in working capital	86	4	(57)	(45)
Financial payments	(56)	(64)	(106)	(114)
Other operational payments	(11)	(1)	(18)	(5)

Cash flow from operational activities	138	57	63	91
Investments in tangible fixed assets	(30)	(28)	(61)	(64)
Acquisitions, integration and divestments	43	(566)	(15)	(514)

Available cash flow	151	(537)	(13)	(487)
Cash flow from financing activities	(157)	137	(123)	592

Net cash flow	(6)	(400)	(136)	105

	30 June		31 December
	2002	2001	2001
	in millions of euro
CONSOLIDATED BALANCE SHEET
Fixed assets	3,604	4,165	4,032
Current assets	2,722	3,274	2,986
Cash	10	50	99

Total assets	6,336	7,489	7,117
Group equity
Shareholders' equity	2,455	2,641	2,634
Other group equity	37	34	37

	2,492	2,675	2,671
Provisions	392	506	445
Long-term loans	1,780	2,308	2,059
Current liabilities, interest bearing	124	26	44
Current liabilities, not interest bearing	1,548	1,974	1,898

Total liabilities	6,336	7,489	7,117
Interest-bearing net-debt	1,893	2,285	2,004

	30 June		31 December
	2002	2001	2001
FINANCIAL RATIOS
Interest cover (EBITDA / Cash interest)	2.7	2.6	2.7
Group equity in % of total assets	39.3%	35.7%	37.5%
Interest-bearing debt in % of group equity	76.0%	85.4%	75.0%

	30 June		31 December
	2002	2001	2001
EQUITY PER SHARE
Basic number of ordinary shares outstanding (x 1,000)	132,113	131,342	131,342
Basic shareholders' equity per share (in euro)	14.23	15.89	15.70
Fully diluted number of ordinary shares outstanding (x 1,000)	154,629	152,255	153,234
Fully diluted shareholders' equity per share (in euro)	14.70	16.05	15.96

	30 June		31 December
	2002	2001	2001
EQUITY RECONCILIATION
Shareholders' equity at the start of the reporting period	2,634	1,916	1,916
Net result year to date	36	13	55
Dividend ordinary shares for 2000	0	(46)	(46)
Dividend ordinary shares for 2001	(10)	0	0
Net proceeds issue ordinary shares	0	666	665
Accrual dividend Preference shares A 2001	0	0	(14)
Translation differences	(205)	92	58

Shareholders' equity at the end of the reporting period	2,455	2,641	2,634

	2nd quarter		January-June
	2002	2001	2002	2001
	in millions of euro
AVERAGE CAPITAL EMPLOYED
Office Products North America	981	1,145	1,024	1,073
Office Products Europe/Australia	214	252	219	230
Paper Merchanting	683	707	679	699
Graphic Systems	114	108	113	104
Other activities and holdings	(11)	(61)	(15)	(59)

Buhrmann, excluding goodwill	1,981	2,151	2,020	2,047
Goodwill	2,525	2,530	2,554	2,330

Buhrmann, including goodwill	4,506	4,681	4,574	4,377

	2nd quarter		January-June
	2002	2001	2002	2001
ROCE in %
Office Products North America	24.9%	21.0%	25.8%	23.9%
Office Products Europe/Australia	24.3%	12.7%	25.6%	16.5%
Paper Merchanting	10.5%	11.3%	11.2%	13.7%
Graphic Systems	10.5%	25.9%	7.1%	26.9%
Buhrmann, excluding goodwill	18.2%	16.9%	18.9%	19.5%
Buhrmann, including goodwill	6.5%	6.2%	6.8%	7.6%

	per 30 June		31 December
	2002	2001	2001
NUMBER OF EMPLOYEES
Office Products North America	12,695	15,377	14,240
Office Products Europe/Australia	6,176	6,441	6,228
Paper Merchanting	5,469	5,611	5,519
Graphic Systems	1,158	1,220	1,176
Holdings	72	69	72

Buhrmann	25,570	28,718	27,235

	2nd quarter		January-June
	2002	2001	2002	2001
	in millions of euro
FIGURES PER DIVISION NET SALES
Office Products North America	1,313	1,373	2,584	2,549
Office Products Europe/Australia	390	384	786	706
Paper Merchanting	751	776	1,531	1,600
Graphic Systems	113	137	213	263

Buhrmann	2,567	2,670	5,114	5,118

	2nd quarter		January-June
	2002	2001	2002	2001
	in millions of euro
ADDED VALUE
Office Products North America	329	357	686	678
Office Products Europe/Australia	104	100	209	189
Paper Merchanting	118	118	238	244
Graphic Systems	27	32	51	64

Buhrmann	578	607	1,184	1,175

	2nd quarter		January-June
	2002	2001	2002	2001
ADDED VALUE as a % of NET SALES
Office Products North America	25.1%	26.0%	26.5%	26.6%
Office Products Europe/Australia	26.7%	26.0%	26.6%	26.8%
Paper Merchanting	15.7%	15.2%	15.5%	15.3%
Graphic Systems	23.9%	23.4%	23.9%	24.3%

Buhrmann	22.5%	22.7%	23.2%	23.0%

	2nd quarter		January-June
	2002	2001	2002	2001
	in millions of euro
OPERATING RESULT (EBITA/EBIT)
Office Products North America	61	60	132	128
Office Products Europe/Australia	13	8	28	19
Paper Merchanting	18	20	38	48
Graphic Systems	3	7	4	14
Holdings	(5)	(4)	(11)	(9)

EBITA	90	91	191	200
Goodwill	(17)	(18)	(36)	(33)
EBIT	73	73	155	167

	2nd quarter		January-June
	2002	2001	2002	2001
ROS—% (EBITA / EBIT as a % of net sales)
Office Products North America	4.6%	4.4%	5.1%	5.0%
Office Products Europe/Australia	3.3%	2.1%	3.6%	2.7%
Paper Merchanting	2.4%	2.6%	2.5%	3.0%
Graphic Systems	2.7%	5.1%	1.9%	5.3%
Holding EBITA as a % of Buhrmann's total net sales	(0.2%)	(0.1%)	(0.2%)	(0.2%)

Buhrmann before amortisation of goodwill (EBITA)	3.5%	3.4%	3.7%	3.9%
Buhrmann after amortisation of goodwill (EBIT)	2.8%	2.7%	3.0%	3.3%

	2nd quarter		January-June
	2002	2001	2002	2001
ORGANIC GROWTH OF SALES
Office Products North America	0%	(1%)	(3%)	1%
Office Products Europe/Australia	1%	2%	0%	7%
Paper Merchanting	(3%)	1%	(3%)	6%
Graphic Systems	(18%)	8%	(18%)	4%

Buhrmann	(2%)	1%	(3%)	3%

	2nd quarter		January-June
	2002	2001	2002	2001
EXCHANGE RATES
Euro versus US$, average rate	$0.92	$0.87	$0.90	$0.90
Euro versus US$, end rate			$1.00	$0.85

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